





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Artivest Brokerage LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

149 FIFTH AVENUE, 16th Floor
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Swan Chang (212) 951-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Swan Chang</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Artivest Borkerage LLC</u> , as of <u>December 31</u> , 20 <u>16</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



<u>_____</u>
Signature

<u>CFO_____</u>
Title



2/14/17

<u>_____</u>
Notary Public



FELIX MOISO
Notary Public - State of New York
NO. 01MO6133930
Qualified in Kings County
My Commission Expires Sep 19, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARTIVEST BROKERAGE LLC

Financial Statement
December 31, 2016

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Artivest Brokerage LLC

We have audited the accompanying statement of financial condition of Artivest Brokerage LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 24, 2017

ARTIVEST BROKERAGE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	92,992
Prepaid expenses		45,336
Total Assets	$	138,328

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	2,902
Total Liabilities		2,902
Member's equity		135,426
Total Liabilities and Member's Equity	$	138,328

See Notes to Financial Statement

1. ORGANIZATION AND NATURE OF BUSINESS

Artivest Brokerage, LLC (the "Company") a wholly-owned subsidiary of Artivest Holdings, Inc. (the "Parent"), broker-dealer that is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 on January 14, 2015 and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities and rendering financial advice on mergers and acquisitions. However, the primary initial focus of the Company is to serve the marketing needs of its Parent's investment vehicles.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Parent has committed to make contributions to sustain the Company through at least the next 12 months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains cash balances in a bank account. At various times during the year, these balances may exceed the $250,000 FDIC insurance limit. The Company does not believe it is expose to any significant credit risk.

A summary of recent accounting pronouncements

ASU 2016-02, Leases

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, *Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is currently evaluating the impact of our pending adoption of the new standard on its financial statements.

3. INCOME TAXES

The Company is a limited liability company, treated as a disregarded entity for federal, state and city income tax purposes; it therefore is not subject to income taxes at the Company level. Instead its earnings and losses are passed through to the member and included in the calculation of the member's tax liability. Accordingly, no provision for income taxes has been made in the accompanying financial statements. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions.

4. **REGULATORY REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016 the Company's net capital was $90,090 which was $85,090 in excess of its minimum requirement of $5,000. The Company's net capital ratio was 0.03 to 1.

5. **RELATED PARTY TRANSACTIONS**

Beginning April 1, 2016 the Parent shared certain operating and overhead costs such as administrative support, management, office space, office equipment and other services under an expense sharing agreement with the Company.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Artivest Brokerage LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* Artivest Brokerage LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Artivest Brokerage LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and *(b)* Artivest Brokerage LLC stated that Artivest Brokerage LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Artivest Brokerage LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Artivest Brokerage LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RSM US LLP

New York, New York
February 24, 2017

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.



Artivest Brokerage LLC's Exemption Report

Artivest Brokerage LLC's (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) through the period January 1, 2016 through December 31, 2016, the most recent fiscal year, without exception.

Artivest Brokerage LLC
I, Swan Chang, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Name: Swan Chang

Title: CFO, FINOP

Date: February 24, 2017

212 951 0027
artivest.co

149 Fifth Avenue
16th Floor
New York, NY, 10010